Exhibit 21

Subsidiaries of New Century Bancorp, Inc.

New Century Bank, Dunn, North Carolina

(a North Carolina chartered banking corporation)

New Century Statutory Trust I *

(a Delaware Statutory Trust)

* Unconsolidated subsidiary